Mail Stop 4631
                                                               March 12, 2020


    Shy Datika
    President
    INX Limited
    Unit 1.02, 1st Floor 6 Bayside Road
    Gibraltar, GX11 1AA

           Re:    INX Limited
                  Amendment No. 7 to Registration Statement on Form F-1 Filed March 3, 2020
                  File No. 333-233363

    Dear Mr. Datika:

          We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2020 letter.

    General

    1. We note the date of the audited financial statements is more than 12 months at the time of filing. Accordingly, please either update your financial statements pursuant to Item 8 of
           Form 20-F, or provide the appropriate representation in an exhibit pursuant to Instruction
           2 to Item 8.A.4 of Form 20-F.

    Use of Proceeds, page 39

    2. We note your response to comment 2. You have revised your disclosure to define "net proceeds" without a reduction for offering expenses, but you have included the amount of offering expenses remaining to be paid in the use of proceeds table. We believe this presentation may still be confusing to investors and it is incorrect to state that at the minimum offering, you will have $7.5 million of "net proceeds." While we understand
 Shy Datika
INX Limited
March 12, 2020
Page 2

       that you will not pay A-Labs any contingent consideration at that amount, there are still
       $5.5 million of offering expenses associated with the offering. In this regard, we note disclosure on page 123 that your offering expenses are estimated to be approximately $5 million, and disclosure on page 64 that you agreed to make a non-refundable one-time cash payment of $500,000 to A-Labs under the Engagement Agreement.

       Please revise your table and any similar disclosures throughout the prospectus to show the amount of "net proceeds" of the offering as gross proceeds less contingent compensation payable to A-Labs as well as all offering expenses. Please also avoid using the term "net proceeds before expenses," since "net" is generally understood to refer to an amount that has been reduced by the associated expenses.

Exhibit Index

3. Please revise to update your Form of Subscription Escrow Agreement attached as Exhibit
       10.26 in light of your revised minimum offering amount. Please also correct the hyperlink for Exhibit 99.1 in your Exhibit Index as it continues to direct investors to
       Exhibit 4.4. For guidance refer to Item 601(a)(2) of Regulation S-K and Rule 102 of
       Regulation S-T.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim,
Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, Pamela A. Long at (202) 551-3765 with any other questions.


                                                           Sincerely,



                                                           Division of
Corporation Finance
                                                           Office of Finance